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1.       Lender:                           Chemical Bank

2.       Pledgor of GAMI Stock:            Equity Holdings Limited, an Illinois
                                           limited partnership ("Pledgor")

3.       Number of GAMI
         Shares Pledged:                   2,000,000

4.       Pledge:


                 Pledge, Grant of Security Interest. Each Pledgor hereby delivers to the Agent, for the ratable benefit of the Lenders and for the benefit of Chemical Bank, all the Pledged Stock listed on Schedule I hereto and hereby grants to the Agent, for the ratable benefit of the Lenders and for the benefit of Chemical Bank, a first security interest in the Collateral, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations

5.       Restrictions on Voting Rights:

                 Cash Dividends, Voting Rights. Unless an Event of Default or Mortgage Loan Default shall have occurred and be continuing and the Agent, at any time after an Event of Default, or Chemical, at any time after a Mortgage Loan Default, shall have given notice to the Pledgors of the Agent's or Chemical's, as the case may be, intent to exercise its corresponding rights pursuant to paragraph 8 below, each Pledgor shall be permitted to receive all cash dividends paid in the normal course of business of the Issuers and to exercise all voting and corporate rights with respect to the Pledged Stock, provided, however, that no vote shall be cast or corporate right exercised or other action taken which, in the Agent's or Chemical's, as the case may be, reasonable judgment, would impair the Collateral or which would be inconsistent with or result in any violation of any provision of any Credit Agreement, the Notes, this Pledge Agreement or any other Loan Document.
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6.       Disposition of Stock Remedies:

                 Remedies. (a) If an Event of Default shall occur and be continuing, the Agent, on behalf of the Lenders and Chemical, may exercise, in addition to all other rights and remedies granted in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations (Credit), all rights and remedies of a secured party under the Code. Without limiting the generality of the foregoing, the Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon the Pledgors, any Issuer or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral or any part thereof, and/or may forthwith sell, assign, give option or options to purchase or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange, broker's board or of the Agent or any Lender or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. The Agent or any Lender shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in the Pledgors, which right or equity is hereby waived or released.